David Peinsipp T: (415) 693 2177 dpeinsipp@cooley.com

November 12, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Brittany Ebbertt
Kathleen Collins
Re:    WM Technology, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-39021
Ladies and Gentlemen:
On behalf of WM Technology, Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2024 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K, as filed with the Commission on May 24, 2024, and such amendment filed with Commission on August 30, 2024 (the “2023 Form 10-K”) and amends, restates and supplements the Company’s responses submitted to the Commission on October 7, 2024 and October 9, 2024.
For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.
Form 10-K for the year ended December 31, 2023
Item 1. General
1.    Your response to prior comment 1 states that the restatement did not impact your executive compensation payments and, thus, no recovery was required. This was because the performance-based portion of your executive compensation payments was calculated and finalized based on financial results provided in your year-end financial statements, which already took into account the adjustments to the first three quarters of 2023 that resulted from the restatement, and the time-based RSUs were not granted on the basis of your performance or financial results. You also indicate you determined that no disclosure was required by Item 402(w) of Regulation S-K as there was no
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U.S. Securities and Exchange Commission November 12, 2024 Page 2

erroneously awarded compensation. However, Item 402(w)(2) of Regulation S-K requires disclosure of a brief explanation as to why application of your recovery policy resulted in no recovery of erroneously awarded compensation when you conclude that recovery is not required pursuant to your recovery policy. Please provide this disclosure in future filings.
Response: The Company respectfully acknowledges the Staff’s comment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as future filings, if applicable, the Company will provide a brief explanation as to why application of the Company’s recovery policy resulted in no recovery of erroneously awarded compensation in connection with the restatement of the Company’s financials on the 2023 Form 10-K.
Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ David Peinsipp
David Peinsipp
cc:     Susan Echard, WM Technology, Inc.
Brian Camire, WM Technology, Inc.
Kristin VanderPas, Cooley LLP
Peter Byrne, Cooley LLP
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t: +1 415 693 2000 f: +1 415 693 2222 cooley.com